Filed by L-1 Identity Solutions, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and Deemed Filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Digimarc Corporation

Commission File No.:000-28317

FOR IMMEDIATE RELEASE

CONTACT:

Doni Fordyce

L-1 Identity Solutions

203-504-1109

dfordyce@L1ID.com

Steve Lipin

Brunswick Group

212-333-3810

L-1 Identity Solutions Acquisition of ID Systems Business of Digimarc Corporation Remains in Effect; Gains Hart-Scott-Rodino Approval

STAMFORD, CT. — June 23, 2008 — L-1 Identity Solutions (NYSE: ID), a leading provider of identity solutions and services, today announced that the Federal Trade Commission has granted an early termination of the Hart-Scott-Rodino (HSR) antitrust review process applicable to the acquisition of the ID Systems business of Digimarc Corporation by L-1. The early termination of the HSR review removes a closing condition of the proposed acquisition.  The transaction is subject to customary regulatory approvals and other closing conditions, including approval by Digimarc stockholders at the stockholder meeting and the spin-off of the digital watermarking business. The acquisition has been approved by the respective Boards of Directors of both companies.

Today, Digimarc announced that it received a conditional, non-binding proposal for the acquisition of the ID Systems business from Safran, a Paris-based company with significant ownership by the French government. Digimarc also announced that its Board of Directors has not revoked its recommendation that stockholders adopt and approve its pending transaction with L-1.  Under L-1’s definitive merger agreement with Digimarc, which remains in effect, Digimarc is not entitled to terminate the agreement to enter into a different transaction unless Digimarc’s Board of Directors declares a competing proposal a “superior proposal” and provides L-1 with a five business day negotiation right, after which the Digimarc Board must determine that any such competing proposal continues to constitute a “superior proposal” after taking into account any changes to the terms of L-1’s offer.  None of these events have occurred.  L-1 believes that its transaction provides superior value to Digimarc’s stockholders as compared to the non-binding, conditional Safran proposal.  If and when L-1 receives a formal “superior proposal” notice from Digimarc’s Board of Directors, L-1 will consider its response.

“We believe that our offer is superior and that the best interests of customers and Digimarc shareholders are best served with a U.S.-based company such as ours that has the strongest biometric and authentication technologies and services in the industry,” said Robert V. LaPenta, Chairman and CEO of L-1 Identity Solutions.  “Placing the credentialing of U.S. citizens in the hands of a foreign entity calls to question many potential dangers, including concerns of national security.  I am certain that the federal government, particularly with the anticipated implementation of the REAL ID initiative, will not prefer to place U.S. citizens’ personal information and the issuance of their credentials in the hands of a company outside of our national borders, particularly one that is more than 30% owned and controlled by the French Government.”

Safran’s non-binding proposal is conditional and subject to due diligence, written confirmation from the Committee on Foreign Investment in the United States of successful completion of the review process under the Exxon-Florio Amendment to the Defense Production Act of 1950, as amended and negotiation of a definitive agreement.

On March 24, 2008, L-1 and Digimarc first announced that they had entered into a definitive agreement that would blend complementary expertise to provide more secure and cost effective credentialing solutions for customers worldwide.

About L-1 Identity Solutions

L-1 Identity Solutions, Inc. (NYSE: ID), together with its portfolio of companies, offers a comprehensive set of products and solutions for protecting and securing personal identities and assets.  Leveraging the industry’s most advanced multi-modal biometric platform for finger, face and iris recognition, our solutions provide a circle of trust around all aspects of an identity and the credentials assigned to it — including proofing, enrollment, issuance and usage.  With the trust and confidence in individual identities provided by L-1 Identity Solutions, government entities, law enforcement and border management agencies, and commercial enterprises can better guard the public against global terrorism, crime and identity theft fostered by fraudulent identity.  L-1 Identity Solutions is headquartered in Stamford, CT. For more information, visit www.L1ID.com

Forward Looking Statements

This news release contains forward-looking statements that involve risks and uncertainties. Forward-looking statements in this press release and those made from time to time by L-1 Identity Solutions through its senior management are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect the Company’s current expectations based on management’s beliefs and assumptions and information currently available and actual results could differ materially from these expectations. Certain factors that could cause or contribute to such differences include, among other things, the consideration by Digimarc of the competing proposal as described in this press release, the ability of L-1 Identity Solutions and Digimarc to consummate the spin-off of the digital watermarking business and to satisfy other conditions in order to successfully close the transaction on a timely basis, availability of government funding for the Company’s products and solutions, general economic and political conditions and the unpredictable nature of working with government agencies. Additional risks and uncertainties are described in the Securities and Exchange Commission (“SEC”) filings of L-1 Identity Solutions, including the Company’s Form 10-K for the year ended December 31, 2007. L-1 Identity Solutions expressly disclaims any intention or obligation to update any forward-looking statements.

Additional Information

In connection with the proposed merger, L-1 Identity Solutions will file with the Securities and Exchange Commission a Registration Statement on Form S-4 that will include a proxy statement of Digimarc that also constitutes a prospectus of L-1 Identity Solutions. Digimarc will mail the proxy statement/prospectus to its stockholders. L-1 Identity Solutions and Digimarc urge investors and security holders to read the proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from L-1 Identity Solutions’ website (www.L1id.com) under the tab “Investor Relation” and then under the heading “Financial Information” then under the item “SEC Filings”. You may also obtain these documents, free of charge, from Digimarc’s website (www.digimarc.com) under the heading “Investors” and then under the tab “SEC Filings.”

L-1 Identity Solutions, Digimarc and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Digimarc stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Digimarc stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about L-1 Identity Solutions’ executive officers and directors in its definitive proxy statement filed with the SEC on March 20, 2008. You can find information about Digimarc’s executive officers and directors in its definitive proxy statement filed with the SEC on March 12, 2008. You can obtain free copies of these documents from L-1 Identity Solutions and Digimarc using the contact information above.

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